Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278685

PROSPECTUS SUPPLEMENT NO. 5

(TO PROSPECTUS DATED SEPTEMBER 24, 2024)

This prospectus supplement updates and supplements the prospectus dated September 24, 2024 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-278685). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Current Report on Form 6-K filed with the Securities and Exchange Commission on December 19, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and prospectus supplement relate to the resale, from time to time, by the selling shareholders named in the Prospectus (the “Selling Shareholders”) of an aggregate of up to 40,000,000 of our Ordinary Shares, US$0.01 par value per Ordinary Share (the “Ordinary Shares”), reserved for issuance (i) upon the conversion of currently outstanding 2.5% discount convertible promissory notes (the “Notes”) held by the Selling Shareholders (the “Conversion Shares”), (ii) upon exercise of currently outstanding warrants (the “Third Tranche Warrants”) held by the Selling Shareholders (the “Third Tranche Warrant Shares”), and (iii) the outstanding warrants that were issued on January 9, 2024 (the “Second Tranche Warrants”, and together with the Third Tranche Warrants, the “Warrants”) and held by the Selling Shareholders (the “Second Tranche Warrant Shares”, and together with the Third Tranche Warrant Shares, the “Warrant Shares”). The Notes and Third Tranche Warrants were issued to the Selling Shareholders on March 1, 2024 (the “Closing Date”).

We registered the resale of up to an aggregate of 40,000,000 Conversion Shares and Warrant Shares as required by the Registration Rights Agreement, dated as of July 11, 2023, as amended (the “Registration Rights Agreement”), by and among us and the Selling Shareholders.

The Conversion Shares include Ordinary Shares issuable upon conversion of $10,000,000 in aggregate principal amount of the Notes and in accruing interest which may be paid by the Company in Conversion Shares with the written consent of the Selling Shareholders (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Notes are convertible at a conversion price of the lesser of (i) $5.50 per Ordinary Share (the “Fixed Conversion Price”), or (ii) 93% of the lowest daily variable-weighted average price (the “VWAP”) per Ordinary Share during the 10 trading days preceding the conversion (the “Variable Conversion Price”). The Variable Conversion Price has a floor of $0.55 per Ordinary Share (the “Floor Conversion Price”). The Floor Conversion price of the Notes can be lowered by mutual consent of the Company and the Selling Shareholders. The Notes provide for adjustment of the Fixed Conversion Price for, inter alia, share dividends, share divisions, share combinations, rights offerings, pro rata distributions of assets, reclassifications of Ordinary Shares, exchanges of Ordinary Shares or substitutions of Ordinary Shares, dilutive issuances, certain option issuances and issuances of convertible securities. At the Floor Conversion Price, the Notes are convertible into an aggregate of 19,636,364 Ordinary Shares.

The Third Tranche Warrant Shares include Ordinary Shares issuable upon exercise of the Third Tranche Warrants (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Third Tranche Warrants are exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to initial Fixed Conversion Price for the Notes ($5.50 per Ordinary Share). On the Closing Date, the Selling Shareholders were issued the Warrants to purchase up to an aggregate of 1,537,358 Ordinary Shares.

The Second Tranche Warrant Shares include Ordinary Shares issuable upon exercise of the Second Tranche Warrants (including Ordinary Shares reserved for potential issuance in the event of possible future default or dilution adjustments). The Second Tranche Warrants are exercisable, immediately upon issuance at the option of the holders, at an exercise price of $4.00 per Ordinary Share. On January 9, 2024, the Selling Shareholders were issued the Second Tranche Warrants to purchase up to an aggregate of 2,288,678 Ordinary Shares.

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To the extent that Conversion Shares and/or Warrant Shares are issued by the Company under the terms of the Notes and Warrants, substantial amounts of Ordinary Shares could be issued and resold, which would cause dilution and may impact the Company’s share price. See “Risk Factors” and “Convertible Note Financing” for additional information.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Conversion Shares or Warrant Shares by the Selling Shareholders. However, we may receive proceeds from the exercise of the (i) Second Tranche Warrants, which, if exercised in full for an aggregate of 2,288,678 Ordinary Shares and for cash at the current $4.00 exercise price per Ordinary Share, would result in gross proceeds to us of approximately $9,154,712 and (ii)Third Tranche Warrants, which, if exercised in full for an aggregate of 1,537,358 Ordinary Shares and for cash at the current $5.50 exercise price per Ordinary Share, would result in gross proceeds to us of approximately $8,455,469. There is no assurance that the Selling Shareholders will elect to exercise any of the Warrants for cash and, accordingly, no assurance that we will receive any proceeds from the exercise of the Warrants.

We will pay the expenses of registering the Conversion Shares and Warrant Shares offered by this prospectus, but all selling and other expenses incurred by the Selling Shareholders will be paid by the Selling Shareholders. The Selling Shareholders may sell the Conversion Shares and the Warrant Shares offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The prices at which the Selling Shareholders may sell the Conversion Shares or the Warrant Shares will be determined by the prevailing market price for our Ordinary Shares or in negotiated transactions.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the ticker symbol “LAES.” The last reported sale price of our Ordinary Shares on the Nasdaq Capital Market on December 18, 2024 was $2.34 per share.

This prospectus supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our Ordinary Shares.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement No. 5. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 19, 2024.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Registered Direct Offering

Securities Purchase Agreement

On December 17, 2024, SEALSQ Corp (the “Company”) entered into a third Securities Purchase Agreement (the “Third Purchase Agreement”) with several institutional investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 13,157,896 ordinary shares of the Company (the “Ordinary Shares”) to the Investors at a purchase price of US$1.90 per Ordinary Share, in a registered direct offering (the “Offering”). The closing of the registered direct offering is expected to occur on December 19, 2024 (the “Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the Offering are expected to be approximately $25,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-283358), which was declared effective on November 27, 2024 by the U.S. Securities and Exchange Commission (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around December 19, 2024.

Pursuant to the Third Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company or file any registration statement or prospectus, or any amendment or supplement thereto until the earlier of (i) 90 days after the closing of an additional convertible note tranche in an aggregate principle amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, (the “Note Tranche Closing”), or (ii) March 31, 2025, subject to certain exceptions, without the prior consent of the Investors. The Investors agreed that the aforementioned standstill provisions, which are also set forth in the securities purchase agreements, dated December 12, 2024 and December 16, 2024, would not apply to the transactions contemplated by the Third Securities Purchase Agreement.

In addition, the Company agreed not to effect or enter into an agreement to effect any issuance of Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares involving a Variable Rate Transaction (as defined in the Purchase Agreement) until 180 days after the Note Tranche Closing, subject to certain exceptions.

In addition, the Company agreed that the offering and sale of the Shares to the Investors pursuant the Third Purchase Agreement shall not result in the lowering of the exercise price of the warrants issued by the Company to the Investors prior to the date hereof below $2.00 per share.

Placement Agency Agreement

On December 17, 2024, the Company entered into a third placement agency agreement (the “Third Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the Offering. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

The foregoing descriptions of the Third Purchase Agreement and the Third Placement Agency Agreement are qualified in their entirety by reference to the full text of the Third Purchase Agreement and the Third Placement Agency Agreement, respectively, forms of which are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 5.1, 10.1 and 10.2 filed herewith are hereby incorporated by reference in the Registration Statement and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer

Exhibit
No.	Description

5.1	Opinion of Harneys regarding the validity of the securities being registered
10.1	Form of Third Securities Purchase Agreement
10.2	Third Placement Agency Agreement
23.1	Consent of Harneys (included in Exhibit 5.1)
99.1	Press Release, dated December 17, 2024